Amarc Resources Ltd.

1020 - 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 - 6365    Fax 604 681 - 2741
Toll Free 1 800 667 - 2114
http://www.hdgold.com

Dear Shareholder,

On behalf of the Board of Directors, I am pleased to provide an update on Amarc’s activities this past year in preparation for the upcoming Annual General Meeting to be held on Thursday, September 28, 2006. Attached is a copy of proxy materials containing information regarding the business to be covered at the meeting, a description of the Company, its Directors and other related matters. If you have any questions about the proxy materials, please feel free to contact me or our Investor Services department.

The past year has been marked by high metal prices and a renewed interest in the commodities sector from investors and the financial community. Continued worldwide demand for metals and a projected future undersupply have created a positive environment for mineral exploration, and Amarc is well positioned to take advantage of this situation. The Company is actively looking for the next major discovery, seeking a high quality exploration project that meets our exacting standards for delivering value and growth potential.

As an established mineral exploration company backed by the experience and expertise of Hunter Dickinson, Amarc is driven by a keen desire to succeed. Over the past year, the Company has focused its efforts primarily on geological, geochemical and geophysical exploration for bulk tonnage gold-copper deposits in British Columbia. Amarc’s geologists and technical staff have explored 18 base and precious metals properties, drilling over 6,000 metres on four prospects. In 2006, we have continued our work in BC and are in the process of conducting geological and geochemical surveys on 11 properties.

In addition, the Company has now focused its search across the globe, evaluating proposals from jurisdictions around the world.

Amarc’s treasury, amounting to $4.5 million, is fully capable of funding the Company’s future activities. With a solid financial base, Amarc is confident that it has the resources and the team to carry out the necessary exploration to find a significant mineral deposit.

The upcoming shareholders’ meeting is an opportunity to respond to your comments and questions, and to provide further details of our plans for the next year. I look forward to seeing you at the meeting.

Yours sincerely,

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President, Chief Executive Officer and Director